

Mail Stop 4561

August 1, 2017

Thomas N. Mahoney
Chief Executive Officer
Red Fish Properties, Inc.
106858 Hazelhurst Drive, #18541
Houston, TX 77043

> **Re:** **Red Fish Properties, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 13, 2017**
> **File No. 024-10702**

Dear Mr. Mahoney:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2017 letter.

Cover Page

1. You state that Rule 144 will not be available for the resale of securities issued in a subsequent unregistered offering. Please revise to also disclose that the outstanding shares held by Mr. Mahoney also are not eligible for resale under Rule 144.

Risk Factors

Risks Related to Our Company

"Because our principal executive officer, Thomas Mahoney, devotes a limited . . . ," page 9

2. We note your response to prior comment 1 that you have not revised the risk factor on page 9 because Mr. Mahoney's involvement in Red Fish Holdings, Inc. is limited to

winding down its affairs. Please revise to disclose that Red Fish Holdings is being dissolved.

Risk Related to Our Common Stock

"The costs to meet our reporting and other requirements as a public company . . .," page 14

3.   Your revised disclosure in response to prior comment 3 indicates that you will be subject to the limited reporting obligations imposed by Rule 257(b) of Regulation A. The subcaption of this risk factor, however, continues to refer to the reporting requirements under the Securities Exchange Act of 1934. Further, your statements in the immediately preceding risk factor and on page 6 are inconsistent with the Rule 257(b) disclosure regime. In this regard, we note that the application of Section 404 of the Sarbanes-Oxley Act of 2002 is limited to a reporting company under the Exchange Act. Please revise.

Use of Proceeds, page 18

4.   You disclose that the proceeds of this offering will be used for general working capital. Please provide more detail regarding the principal purposes for which the proceeds are intended to be used, as well as the approximate amount to be allocated to each, under the scenarios presented. In this regard, we note the disclosure regarding your plan of operations on page 6. As you have elected to provide disclosure pursuant to the requirements of Part I of Form S-1, please refer to Item 504 of Regulation S-K.

You may contact Joyce Sweeney, Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Thomas DeNunzio
       V Financial Group, LLC